

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via E-mail</u>
Mr. Daniele Brazzi, President
Great Wall Builders LTD.
Via Kennedy 16/a Cap 40069
Bologna, Italy

> **Re: Great Wall Builders LTD**
> **Form 8-K**
> **Filed April 11, 2012**
> **Form 8-K**
> **Filed July 2, 2012**
> **Form 8-K Amendment**
> **Filed August 10, 2012**
> **File No. 333-153182**

Dear Mr. Brazzi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 11, 2012

1. Please provide us with a complete description of DPOLLUTION International, Inc., including the following:
- A description of Mr. Brazzi's role at DPOLLUTION International, Inc.
- Details on DPOLLUTION's other revenue-producing activities and operations, if any, and the approximate amount of revenue earned from such activities in the latest annual and interim periods.
- DPOLLUTION's net income from the latest annual and interim periods.
- DPOLLUTION's total assets, liabilities, and shareholder equity as of the prior year-end and latest interim date available.

- A description of DPOLLUTION's physical facilities
- The number of employees employed by DPOLLUTION and a description of their roles.

Form 8-K amendment filed August 10, 2012

Item 4.01 Changes in Registrant's Certifying Public Accountant

2. Your disclosure indicates that you engaged your new auditor on August 6, 2012 and that "during the two most recent fiscal years and through August 2, 2012 the Company had not consulted Malone Bailey LLP…" Please revise your disclosure to address the period between August 2, 2012, as stated in your disclosure, and August 6, 2012, the date which you engaged Malone Bailey.

3. To the extent that you make changes to your disclosures please file an updated Exhibit 16 letter from your former accountant. If you are unable to obtain such letter, please clearly indicate such in your amendment and update your amended disclosures to explain to your investors why you have not been able to obtain the letter.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Mindy Hooker *for*

Terence O'Brien
Branch Chief

Cc: James B. Parsons
      Parsons/Burnett/Bjordahl/Hume, LLPO